FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Christmas George Ron (Last) (First) (Middle) 7 Walt Whitman Blvd. (Street) Stafford Virginia 22556 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) March 20, 2003 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name and Ticker or Trading Symbol

   Stone Energy Corporation  (SGY)
5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

             X        Director                           10% Owner
                       Officer                             Other (specify below)
(give title below)

Officer/Other
Description
6. If Amendment, Date of Original (Month/Day/Year) _______ 7. Individual or Joint/Group Filing (Check Applicable Line) X Individual Filing Joint/Group Filing
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	200	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

(over)
SEC 1474 (7-02)

Form 3 (continued)
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	3. Title and Amount of Underlying Derivative Security (Instr. 4) Title | Amount or Number of Shares	4. Conversion or Exercise Price of Derivative Security	5. Ownership Form: of Derivative Security Direct (D) or Indirect (I) (Instr.5)	6. Nature of Indirect Beneficial Ownership (Instr.5)

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: /s/ George Ron Christmas March 24, 2003 ________________________________ __________________________ ** Signature of Reporting Person Date Name: George Ron Christmas Page 2 SEC 1474 (3-99)